David Lubin & Associates, PLLC
5 North Village Avenue
Rockville Center, NY 11570
Tel. (516) 887-8200
Fax (516) 887-8250

March 25, 2010

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Mr. Scot Foley, Esq.

Re: Enterologics, Inc.
Registration Statement on Form S-1
Filed on February 17, 2010
File Number 333-16495

Dear Mr. Foley:

On behalf of Enterologics, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.1 to Registration Statement on Form S-1/A ("Amendment No.1”) in response to the Commission's comment letter, dated March 16, 2010 (the “Comment Letter”), with reference to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on February 17, 2010.

In addition to Amendment No.1, the Company supplementally responds to all the Commission's comments as follows:

Registration Statement onForm S-1

Cover Page

Comment No. 1.      On your cover page, please correct your state of incorporation from New York to Nevada.

Response No. 1.      Amendment No. 1 has been revised to reflect Nevada as the state of incorporation.

Prospectus Summary page 1

Comment No. 2.      Please include the number of shares you are offering through this registration statement in this summary, i.e. 15,700,000.

Response No. 2.      Amendment No. 1 has been revised in accordance with the Comment Letter.

Comment No. 3.     Please expand your disclosure in this section to state that your independent auditors expressed substantial doubt about your ability to continue as a going concern.

Response No. 3.      Amendment No. 1 has been revised in accordance with the Comment Letter.

Comment No. 4.       Please explain what you mean by "probiotic" the first time you use this term in the prospectus.

Response No. 4       Amendment No. 1 has been revised in accordance with the Comment Letter.

Comment No. 5.     The Prospectus Summary section should provide a balanced presentation of the information presented in the body of the tiling. Please include a brief discussion of your challenges and risks, including a discussion of the fact that you have not generated any revenues from your operations, have no employees, no products in development, no manufacturing facilities and no intellectual property rights.

Response No. 5       Amendment No. 1 has been revised in accordance with the Comment Letter.

Risk Factors page 3

"We are a development stage company... " page 3

Comment No. 6.       Please revise the risk factor discussion, if true, to highlight that you expect to incur substantial operating losses in future periods.

Response No. 6       Amendment No. 1 has been revised to highlight that the Company will incur substantial operating losses in the future.

''We require additional funding and our operations could be curtailed . . . II page3

Comment No. 7.      Please revise this risk factor, including its heading, to note that your independent auditor has issued a going concern opinion after having reviewed your financial statements.

Response No.7        Amendment No. 1 has been revised in accordance with the Comment Letter.

''The loss of key executives or consultants or the failure to hire qualified employees would damage our business" page 4

Comment No. 8.      It appears that Dr. Hoerr is your only officer. Please revise this risk factor to identify Dr. Hoerr and to clarify that he is your only officer and you have no employees. Please also disclose that you have no employment agreement with Dr. Hoerr.

Response No.8        Amendment No. 1 has been revised to clarify the risk with respect to the loss of either Dr. Hoerr and/or Dr. Levitan to our business and that we have no employment agreement with any of our executive officers

"Since our officers and directors work or consult for other companies. . "page 8

Comment No. 9.      Please revise this risk factor to specify the amount of time that your officers and directors allocate to your operations in relation to the amount of time they devote to their employment for other companies.

Response No. 9       Amendment No. 1 has been revised to indicate that our executive officers will devote between 5 and 30 hours per week to our operations.

"Our principal stockholders who are our officers and directors own a controlling interest . .. " page 8

Comment No. 10.   Please include a separate risk factor that describes the risk presented by sales of a large number of shares held by directors and executive officers could affect the market price of your stock, as currently mentioned in the sentence beginning "(i)n addition, the future prospect of sales of significant amounts of shares .. ." on page 9. As this is a distinct risk in and of itself: it should be a stand-alone risk factor.

Response No. 10     Amendment No. 1 has been revised in accordance with the Comment Letter.

"We may be exposed to potential risks resulting from new requirements under Section
404 of the Sarbanes-Oxley Act of 2002 " page 12

Comment No. 11.    Please include additional information about how compliance with Section 404 imposes a material risk on you and your stockholders, including why you would need to segregate responsibilities and possibly hire additional staff, as well as the consequences of any failure to comply with Section 404 including a discussion of the fact that you have not generated any revenues from your operations, have no employees, no products in development, no manufacturing facilities and no intellectual property rights.

Response No. 11    Amendment No. 1 has been revised in accordance with the Comment Letter.

Selling Security Holders page 14

Comment No. 12.    Please revise your table of selling security holders to remove footnote (1) next to the column header "Name of Selling Security Holder" and to include a footnote (4) next to MBTA Management.

Response No. 12.    Amendment No. 1 has been revised in accordance with the Comment Letter.

Management's Discussion and Analysis or Plan of Operation page 25

Comment No. 13.    Please provide a discussion of your results of operations pursuant to Item 303 of Regulation S-K.

Response No. 13    A discussion of the results of operations pursuant to Item 303 of Regulation S-K has been provided in Amendment No. 1 in accordance with the Comment Letter.

Recent Sales of Unregistered Securities page 32

Comment No. 14.    Please refer to Item 701 of Regulation S-K and revise your disclosure to provide the applicable provision of Regulation D on which your sales relied, the facts on which such exemptions were based, and explain why no Forms D appear to have been filed in connection with these sales.

Response No. 14    Amendment No. 1 has been revised in accordance with the Comment Letter to provide the applicable provision of Regulation D on which the private placement was made. The Company did not file a Form D in connection with the 504 private placement which raised an aggregate of $47,100.

Report of Independent Registered Public Accounting Finn page F-I

Comment No. 15.    Please have your auditor revise the report to state that the company had a net loss of $8,099. The current report states that the net loss was 58.099.

Response No. 15     Amendment No. 1 has been revised in accordance with the Comment Letter.

Note 5 Going Concern page F· 7

Comment No. 16.    Please clarify what actions are being taken for additional funding in order to implement your strategic plan.

Response No. 16    A discussion of the actions being taken by the Company to raise additional has been included in the going concern consideration.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment No.1 to the Registration Statement on Form S-1A as requested by the Commission.  Please note that we are also submitting a marked copy showing the changes made in the Amendment to the Registration Statement in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,

/s/ David Lubin & Associates, PLLC

David Lubin & Associates, PLLC

cc:  Dr. Robert Hoerr